EXHIBIT 15.2

UNAUDITED BALANCE SHEETS AND INCOME STATEMENTS OF

COTTONWOOD RESIDENTIAL, INC.

The following table sets forth selected consolidated balance sheet and operating results of Cottonwood Residential, Inc., the general partner of Cottonwood Residential O.P, LP for the periods presented (amounts in thousands):

	September 30,	December 31,
	2015	2014	2013	2012
Summary Consolidated Balance Sheet Data:
Total Assets (before depreciation)	$864,765	$520,042	$417,700	$255,803
Total Assets (after depreciation)	829,998	497,162	405,508	250,697
Liabilities	655,849	420,089	332,127	185,997

	Ten Months Ended	Year ended December 31,
	October 31, 2015	2014	2013	2012
Summary Consolidated Income Statement Data:
Gross Revenues	$59,582	$59,215	$48,748	$27,359
Operating Expenses	(56,211)	(53,077)	(44,198)	(25,553)
Operating Income	3,371	6,138	4,550	1,806
Interest Expense, net	(18,493)	(19,096)	(13,597)	(7,547)
Net Other	42,534	(20,078)	(5,528)	(5,040)
Net Income (Loss)	27,412	(33,036)	(14,575)	(10,781)
Summary Cash Flows Data(1):
Cash Generated from Operating Activities		$7,100	$5,115	$968
Cash Used in Investing Activities		(46,225)	(27,852)	(45,705)
Cash Provided by Financing Activities		37,614	29,417	48,596
Net Increase (Decrease) in Cash		(1,511)	6,680	3,859
Amount and Source of Distributions
Cash Distributions to Controlling and Non-Controlling Interests	$11,293	$10,637	$8,497	$7,578

(1)	Interim cash flow data not available, will be updated as of December 31, 2015.

A summary of the experience of Cottonwood Residential, Inc. and its operating partnership Cottonwood Residential O.P., LP is summarized in this offering circular. See “Prior Performance Summary.”